Via EDGAR

August 12, 2009

Mr. Hugh West
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D. C.  20549
Mail Stop 4720

RE:          Columbia Banking System, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended March 31, 2009
Form 8-K Filed June 15, 2009
File No. 000-20288

Dear Mr. West:

This letter sets forth the responses of Columbia to the comments of the staff of the SEC contained in your letter dated July 22, 2009 regarding the Form 10-K filed by the Company for the fiscal year ended December 31, 2008, Form 10-Q for the period ended March 31, 2009, and the Form 8-K filed June 15, 2009.  For convenience and ease of review, we have reprinted below the text of the comment in your correspondence, followed by the Company’s response.

Comment No. 1

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Valuation and Recoverability of Goodwill, page 27

1.
We note your response to prior comment 2 in our letter dated April. 30, 2009.  Considering the nature and complexity of this critical estimate we believe expanded disclosure would be beneficial to an investor.  Please revise your future filings (starting with your Form 10-Q for the period ended June 30, 2009) to include disclosure consistent with the information provided in your correspondence to us dated May 28, 2009.

Response:

We included an expanded discussion on the valuation and recoverability of goodwill in our Form 10-Q for the period ended June 30, 2009; filed on July 31, 2009.  The requested disclosure was included within the critical accounting policies section of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.  We will include a similar discussion in future periods for which the detailed testing of goodwill for potential impairment is conducted.

Mr. Hugh West, Branch Chief
United States Securities and Exchange Commission

Comment No. 2

2.
Considering the severity of the information disclosed in your Form 8-K filed June 15, 2009 (i.e. comparatively high provision), tell us how you considered paragraph 17 of SFAS 142 when determining if additional interim goodwill impairment testing was necessary and provide the results of such testing if applicable.  See also our comment above.

Response:

Management believes a triggering event for assessing goodwill for potential impairment in an interim period did not occur within the second quarter of 2009.  In arriving at this conclusion, management considered the following:

•	the Company’s stock price

•	the FDIC special deposit insurance assessment

•	the economy

•	the performance of the Retail Banking reporting unit

•	the level of provision expense for the allowance for loan and lease losses (“ALLL”)

•	the value of our core deposit intangible asset (“CDI”) and;

•	the value of our loan portfolio

The Company has three reporting units for which discrete financial information is developed, retail banking, commercial banking, and private banking.  All of the Company’s goodwill has been assigned to the retail banking reporting unit for purposes of impairment testing.

During the second quarter the stock market continued to experience volatility, specifically within the financial services sector, but generally trended upward.  Management evaluated the Company’s stock price during the second quarter.  The Company’s stock closed the quarter trending upward at $10.23 and above the closing price of our most recent interim review of goodwill for potential impairment.  On June 12th we issued a press release offering insight into the Company’s performance expectations for the second quarter and while the price of our stock declined, relative to our peers our valuation was generally higher.  Subsequent to the end of the second quarter and upon the July 31st filing of our Form 10-Q for the second quarter, the price of our stock increased to $12.14.  Management reviewed the change in stock prices from December 31, 2008 to June 30, 2009 for publicly traded Washington based financial institutions with assets greater than $1 billion and noted decreases  ranging from -3% for the Company to in excess of -73% for several institutions included within this group.  The average decline from December 31, 2008 among the seven institutions evaluated was -65%.  Evaluating the Company’s stock price from November 30, 2008, the date of our last interim goodwill impairment analysis, to June 30, 2009 produces an increase of 2%.

Management considered the impact of the FDIC’s special deposit assessment on the Company.  This special assessment of $1.4 million could potentially have a negative impact on the value of the Company’s Retail Banking unit due to higher operating costs.  Management does not consider this a triggering event under ASC 350-20-35-30 due to certain mitigating factors.  The actual amount of the assessment is not material to the operations of the Retail Banking unit and to a certain extent we have the ability to pass this cost along to our customers through account analysis charges and lower offering rates on interest bearing deposits.

During the second quarter the economy remained in a deep recession.  However, it appears to have improved slightly from the fourth quarter of 2008 and the first quarter of 2009.  The unemployment rate continues to rise but it is often considered to lag current economic performance.  Indicators such as building permits issued and orders for consumer goods and materials were up during the quarter.  Management does not contend that it knows the exact direction the local, regional, and national economies will head over the coming months.  However, we have seen stabilization and signs of improvement from the dramatic economic slide that occurred during the fourth quarter 2008 that prompted us to conduct an interim assessment for the potential impairment of goodwill.

Mr. Hugh West, Branch Chief
United States Securities and Exchange Commission

The actual performance of the Retail Banking unit during the second quarter of 2009 was substantially in line with management’s expectations.  Despite the elevated provision expense for loan and lease losses, management’s outlook for the performance of the Retail Banking unit remains unchanged.  Management believes the Retail Banking unit is able to obtain market rates for loans while continuing to leverage the strength of the retail branch network by attracting deposits at levels below mid-market rates.  Specific to the second quarter, core deposit growth exceeded expectations.

The Company’s net loss for the second quarter of 2009 was driven largely by the comparatively high provision for loan and lease loss expense of $21 million.  The comparatively high provision is due to the continued decline in real estate values resulting from the current economic environment, elevating net charge-offs for the quarter to $16.4 million.  Additionally, we have seen some continued deterioration in the quality of the Commercial Banking unit’s loan portfolio.  The Retail Banking unit’s net charge-offs for the quarter were approximately $4.2 million of which $2.8 million resulted from three construction and development related loans.  The majority of the Company’s net charge-offs, $11.8 million, stem from our Commercial Banking unit.

Management was not aware of any factors within the Retail Banking unit’s second quarter performance or expected cash flows that would lead the Company to believe the value of this reporting unit has significantly declined from the fourth quarter 2008 interim test for potential impairment of goodwill.  We do not believe the fair market value of our CDI calculated during the fourth quarter 2008 interim test has changed.  A significant assumption in our assessment for the potential impairment of goodwill is the valuation of our loan portfolio.  Because of the continued softness in real estate values, as evidenced by the second quarter charge-offs, we do not believe the fair market value of the Retail Banking unit’s loan portfolio has increased significantly, which would indicate a decrease in the value of goodwill, since the fourth quarter 2008 interim test.

Comment No. 3

3.
We note your response to prior comment 4 in our letter dated April 30, 2009.  Additionally, we note your disclosure in the Form 8-K filed June 15, 2009 concerning the provision for loan losses related to previously disclosed nonperforming residential construction loans.  Please tell us, and address the following in future filings concerning impaired loans:

•
in those instances where you determined that a loan was impaired, explain in detail how you determined the fair value of the underlying collateral.  Your response should discuss, but not be limited to, valuation models and techniques used, significant assumptions used, appraisals obtained (timing, third-party or in-house appraisals, etc.), etc; and

•
in regards to the preceding point, tell us how frequently you update your valuations on your impaired loans and the dates of your last appraisals and/or internal valuation estimates for material impaired loans recorded, with added emphasis on the loans that required a specific allowance as disclosed in the June 15, 2009 8-K.

Response:

We included an expanded discussion of impaired loans in our Form 10-Q for the period ended June 30, 2009; filed on July 31, 2009.  The requested disclosure was included within the nonperforming assets and allowance for loan and lease losses section of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

A paragraph was added explaining how the fair market value of the underlying collateral of impaired real estate loans is determined inclusive of the timing of such valuations.  Further, the Company noted the number of impaired loans secured by real estate along with data indicating how much of the impaired real estate loan balances were represented in the quarter end losses.  We will include a similar discussion in future periods while enhancing our disclosure in an effort to bridge any informational gaps.

Mr. Hugh West, Branch Chief
United States Securities and Exchange Commission

Comment No. 4

Form 8-K Filed June 15, 2009

4.
We note your presentation of adjusted pre-tax income excluding loan losses and certain items.  In our previously issued comment 1 in our letter dated April 30, 2009, we referenced the applicability of Item 10(e)(1) of Regulation S-K and it’s applicability to Item 2.02 Form 8-K.  We also note Item 10(e)(1)(ii)(B) of Regulation S-K prohibits using a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years.  Accordingly, explain how your measure of adjusted pre-tax income (particularly the adjustments excluding the provision for loan losses, interest reversals, and impairments of investment securities) conforms to this presentation.  Please advise or revise to eliminate such adjustments from this and future filings.  For additional guidance, see Question #8 from the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on the SEC website.

Response:

We presented adjusted pre-tax income excluding items adversely affected by economic circumstances and certain nonrecurring items in an attempt to provide better analyses to investors.  We have reviewed Item 10(e)(1)(ii)(B) of Regulation S-K and concluded that the presentation of adjusted pre-tax income in our Form 8-K filed June 15, 2009 may be viewed as inconsistent with the spirit of the regulation.  Accordingly, prior to August 31, 2009 we  intend to amend our June 15, 2009 Form 8-K filing to remove from Exhibit 99.1 the table containing adjusted pre-tax earnings along with the accompanying discussion.

In connection with this response, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the above is fully responsive to your comments.  However, if you have any further questions or concerns, please do not hesitate to call me directly at (253) 305-1966.

Sincerely,

/s/ Gary R. Schminkey
Gary R. Schminkey
Executive Vice President and Chief Financial Officer

cc:           Mr. Dave Irving, Securities and Exchange Commission
Stephen M. Klein, Graham & Dunn
David Gorretta, Deloitte & Touche LLP